Exhibit 99.1

Enerplus Announces Succession of President & CEO

CALGARY, March 21, 2013 /CNW/ - The Board of Directors of Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that Mr. Gordon J. Kerr will be retiring as President & Chief Executive Officer ("CEO") effective June 30, 2013. Mr. Ian C. Dundas, currently Executive Vice President & Chief Operating Officer, will succeed Mr. Kerr as President & Chief Executive Officer. Mr. Kerr will also be retiring as a Director of Enerplus on June 30, 2013, and Mr. Dundas will assume a director role at that time.

"Gord has been a central figure in Enerplus' success over our 27 year history," said Doug Martin, Chairman of the Board of Directors. "Under his leadership as CEO since 2001, Enerplus has grown into a $3.0 billion oil and gas company while distributing over $5 billion in dividends or distributions to our investors during this 12-year period. Today, Enerplus is well positioned with substantial assets in a number of North America's most sought-after plays. It has been a pleasure to work with Gord. He has made significant contributions to Enerplus, our industry and to the community. On behalf of the Board of Directors, I want to thank Gord for the energy, ideas, and direction provided over the years and wish him all the best in his retirement."

"My time in leading Enerplus has been tremendously fulfilling" said Mr. Kerr. "I am proud of the company our team has built. We have outstanding assets and excellent people and Enerplus is well positioned for its next phase of profitable growth under Ian's talented guidance."

Ian Dundas joined Enerplus in 2002. Over the past 10 years, he has led many of Enerplus' most significant and profitable transactions and has been a key contributor in defining the company's strategic direction. He has been responsible for the operations teams during Enerplus' transition from a leading energy trust to a dynamic exploration and production company. Mr. Martin commented, "Ian's participation in a broad range of functional leadership roles and increasing levels of executive responsibility give the Board confidence that he is the right choice to succeed Gord as President & CEO of this organization. I believe that Enerplus will be well served by Ian's appointment."

Enerplus is a North American energy producer with a top tier asset base of low-decline oil and natural gas assets complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet.

Douglas Martin,
Chairman of the Board of Directors
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:44e 21-MAR-13